PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

26th October 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 26th October 2007.

"Masimpur-3 Testing Update"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dlw 11/7

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Masimpur-3 testing update

India
Planned testing on Masimpur-3, as reported on 23rd August 2007, has now been completed. The delay to testing was caused by fishing operations. Despite the fact that the logs identified the potential for hydrocarbons and that oil and gas shows were observed during drilling, the well did not flow commercial gas or oil volumes during testing.

The well is being plugged and abandoned. Since no commercial discovery has been made by the end of the Exploration Period, the PSC will now terminate.

Premier has a net 14.5% interest in the block.

26 October 2007

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END